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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant To Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

COM21, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

205937-10-5

(CUSIP Number)

Check the following box if a fee is being paid with this statement.

(A fee is not required only if the filing person: (1) has a

previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and

(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 205937-10-5 13G

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1 NAME OF REPORTING PERSONS

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Paul Baran

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

NA

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3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

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5 SOLE VOTING POWER
400,000 - These shares are held in a Family Limited partnership for which Reporting Person is the General Partner. He beneficially owns only 40,000 of these shares.
NUMBER OF SHARES	6 SHARED VOITING POWER
BENEFICIALLY OWNED BY EACH	281,045 - These shares are held in a Revocable Trust in which each Trustee has the power to act independently of each other.
REPORTING PERSON	7 SOLE DISPOSITIVE POWER
WITH	400,000
8 SHARED DISPOSITIVE POWER
281,045

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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

321,045

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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN

SHARES*

X - See explanation in Item 5.

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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.3%

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12 TYPE OF REPORTING PERSON*

IN

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Item 1.

(a) Name of Issuer: Com21, Inc.

(b) Address of Issuer's Principal Executive Offices

750 Tasman Drive

Milpitas, CA 95035

Item 2.

(a) Name of Person Filing: Paul Baran

(b) Address of Principal Business Office or, if None,

Residence:

83 James Avenue, Atherton, CA 94027

(c) Citizenship: United States

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 205937-10-5

Item 3. If this statement is filed pursuant to Rules 13d-1(b),or

13d-2(b), check whether the person filing is a:

NA

(a) [ ] Broker of dealer registered under Section 15 of

the Act,

(b) [ ] Bank as defined in Section 3(a)(6) of the Act,

(c) [ ] Insurance Company as defined in Section 3(a)(19)

of the Act,

(d) [ ] Investment Company registered under Section 8 of

the Investment Company Act,

(e) [ ] Investment Adviser registered under Section 203

of the Investment Advisers Act of 1940,

(f) [ ] Employee Benefit Plan, Pension Fund which is

subject to the provisions of the Employee

Retirement Income Security Act of 1974 or

Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g) [ ] Parent Holding Company, in accordance with Rule

13d-1(b)(ii)(G); see Item 7,

(h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

NA

(a) Amount Beneficially Owned:

(b) Percent of Class:

(c) Number of shares as to which such person has:

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person - NA

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company - NA

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group - NA

If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group - NA

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification = NA

[The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):]

[By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.]

[EXHIBITS]

[A: Joint Filing Statement] NA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2001

BY: /s/ Paul Baran
Paul Baran, General Partner
The Baran Family Limited Partnership
Paul Baran; Trustee;
Paul Baran and Evelyn Baran Trust Agreement
Of 23 May, 1984

30252/SA